Exhibit 21.1

SUMMER ENERGY HOLDINGS, INC.

LIST OF SUBSIDIARIES

Entity	State of Incorporation	Percentage of Ownership
Summer Energy, LLC	Texas	100%
Summer EM Marketing, LLC	Texas	100%
Castwell Precast, Inc.	Utah	100%